Exhibit 99.7

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (780) 438-1249

                                                                                                                                TSX Venture Trading Symbol: TTA
                                 NASD OTCBB Trading Symbol: TITAF

NEWS RELEASE

Titan Trading Analytics Inc. adds Daniel Robinson to Team and opens UK Office

EDMONTON, ALBERTA - (March 9th, 2009) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) is pleased to announce the addition of Daniel Robinson, as Head of European Trading, to its team and the opening of a new satellite/regional office in Peterborough, United Kingdom. Mr. Robinson will play a key role in the implementation of Titan's internal asset management revenue model on a global scale in the weeks to come.

Since 2006, Mr. Robinson has been an investment analyst for Invesdar Global Advisors Ltd. (www.invesdar.com), a UK based investment consulting firm with an emphasis on global asset allocation, global hedge fund selection and portfolio construction. Prior to this he held various IT and service delivery positions with companies such as GlaxoSmithKline and Nokia. Mr. Robinson has a degree in Business Information Systems from the Nottingham Business School, in the United Kingdom. He also holds the Investment Management Certificate from CFA UK and is working towards level II of the Chartered Alternative Investment Analyst designation.

Ken Powell, President and Chief Executive Officer of Titan, stated, "The addition of Daniel Robinson represents the next step for Titan in its globalization plans. Daniel's technical trading abilities and geographical location affords Titan the ability to run our TickAnalyst software platform around the clock on the major exchanges around the world enabling us to leverage our business and revenue models. This is an exciting time for our company and we're continuing to build a special team for what we feel is a very powerful and special tool for use in this volatile financial market place."

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Kenneth W. Powell, President & CEO:
kpowell@titantrading.com
T: (780) 438-1239
www.titantrading.com

Or

Renmark Financial Communications
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.